Exhibit 99.1

RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratios of earnings to fixed charges for each year in the five-year period ended December 31, 2005 in accordance with Mexican GAAP and U.S. GAAP. In addition, the table below sets forth our consolidated ratio of earnings to fixed charges for the ten-month period ended October 31, 2006 in accordance with Mexican GAAP. Earnings for this purpose consist of earnings before income taxes, plus fixed charges and depreciation of capitalized interest and minus interest capitalized during the period. Under Mexican GAAP, employee profit-sharing is considered an income tax and earnings are calculated before the provision for employee profit-sharing. By contrast, under U.S. GAAP, employee profit-sharing is considered an operating expense and earnings are calculated after the provision for employee profit-sharing. Fixed charges for this purpose consist of interest expense plus interest capitalized during the period. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to our indebtedness. Under Mexican GAAP, we do not capitalize interest, but we have capitalized interest in certain periods under U.S. GAAP. See Note 20 to our audited consolidated financial statements included in our 2005 Form 20-F.

	Year ended December 31,					Ten months ended October 31,
	2001	2002	2003	2004	2005	2006
Mexican GAAP	6.1	5.0	5.9	6.3	5.3	8.2
U.S. GAAP	5.6	5.5	6.2	6.1	5.2	—

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